UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41923

EUPRAXIA PHARMACEUTICALS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

2198 Yukon Street
Vancouver, British Columbia, Canada V5Y 3P1
Telephone: (250) 590-3968
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated August 13, 2026

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUPRAXIA PHARMACEUTICALS INC.

Date: August 13, 2026	By:	/s/ Alex Rothwell
Name: Alex Rothwell
Title: Chief Financial Officer